FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Helus Pharma Inc. (formerly, Cybin Inc.) (the “Company”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9
Item 2. Date of Material Change
October 1, 2026
Item 3. News Release
A news release in the form attached hereto as Schedule “A” (the “News Release”) was disseminated on October 1, 2026 through GlobeNewswire and was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Item 4. Summary of Material Change
On October 1, 2026, the Company filed articles of amendment to change its name from “Cybin Inc.” to “Helus Pharma Inc.” (the “Name Change”). The Name Change was approved by the shareholders of the Company at the Company’s annual and special meeting of shareholders held on September 22, 2026.
The Name Change follows the Company’s adoption of the business name “Helus Pharma” on January 5, 2026 and reflects the Company’s anticipated transformation from a clinical stage discovery and development company to a commercial-ready pharmaceutical company.
The Company’s common shares will continue to trade on the Nasdaq Global Market and Cboe Canada under the ticker symbol “HELP”. No action is required by existing shareholders, and outstanding share certificates and DRS statements remain valid. The new CUSIP number assigned to the Company’s common shares is 423492107 and its new ISIN is CA4234921076.
Item 5. Full Description of Material Change
A full description of the material change is contained in the News Release, a copy of which is attached hereto as Schedule “A”.
Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Gabriel Fahel, Chief Legal Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601 x714.
Item 9. Date of Report
October 1, 2026.

Schedule “A”

Helus Pharma Announces Completion of Legal Name Change
NEW YORK and TORONTO – October 1, 2026 – Helus Pharma (Nasdaq: HELP) (Cboe CA: HELP) (“Helus” or the “Company”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), is pleased to announce the Company’s legal name has been changed from “Cybin Inc.” to “Helus Pharma Inc.” effective October 1, 2026. The name change was approved by shareholders at the Company’s annual and special meeting of shareholders held on September 22, 2026. The name change follows the Company’s adoption of the business name “Helus Pharma” on January 5, 2026 and reflects the Company’s anticipated transformation from a clinical stage discovery and development company to a commercial-ready pharmaceutical company.
The Company’s common shares will continue to trade on the Nasdaq Global Market and Cboe Canada under the ticker symbol “HELP”. No action is required by existing shareholders, and outstanding share certificates and DRS statements remain valid. The new CUSIP number assigned to the Company’s common shares is 423492107 and its new ISIN is CA4234921076.
The Company will continue to file documents under its updated profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About Helus Pharma

Helus Pharma Inc. is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

Helus Pharma is working to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to transform from a clinical stage discovery and development company to a commercial-ready pharmaceutical company; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company’s operations; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three months ended June 30, 2026 and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Company’s performance and operations.

Neither Cboe Canada nor the Nasdaq Global Market stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
vverdeja@rxmedyn.com